Mail Stop 4561





November 18, 2005


By U.S. Mail and facsimile to (423) 623-6020.

Richard G. Harwood
President and Chief Executive Officer
United Tennessee Bankshares, Inc.
170 West Broadway
Newport, TN 37821

Re:	United Tennessee Bankshares, Inc.
Form 8-K
	Filed November 14, 2005
	File No. 000-23551

Dear Mr. Harwood:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at
the end of this letter.
1. It appears from your disclosure that you should be filing the information related to the non-reliance on previously issued financial statements under Item 4.02(a) of Form 8-K. If so, please
revise your filing accordingly.  If not, please provide the
following
required disclosures related to Item 4.02(b):
* State the date on which you were advised by your independent auditors that your previously issued financial statements should not be relied upon.
* Specifically state whether your description of the circumstances underlying your conclusion that previously issued financial statements included in your filing was provided to you by your independent accountant. If not, please include a brief description
of the information provided to you by your independent accountants that led to your decision that your previously issued financial statements could no longer be relied upon.
* Please amend your previously filed Form 8-K to include the independent accountant`s letter as an exhibit to the filed Form 8-K no later than two business days after your receipt of the letter.
2. You state that your financial statements for the years ended December 31, 2003 and 2004 and the interim period ended June 30, 2005 should not be relied upon. If you also believe that your financial statements included in your March 31, 2005 Form 10-Q should not be relied upon, please revise to state so. If not, please state why not.
3. We note that you intend to file restated financial statements. Please tell us how and when you will file them.

* * * * *

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or me at (202) 551-3423 if you have questions.

Sincerely,



Amit Pande
Assistant Chief Accountant
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Richard G. Harwood
United Tennessee Bankshares, Inc.
November 17, 2005
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